UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 18, 2018

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	18 July 2018

Release Number	10/18

BHP OPERATIONAL REVIEW FOR THE YEAR ENDED 30 JUNE 2018

•	Met or exceeded full year production guidance for petroleum, copper, iron ore and energy coal. Met revised guidance for metallurgical coal.

•	Group copper equivalent production increased by 8% in the 2018 financial year, with annual production records at Western Australia Iron Ore (WAIO), Queensland Coal and Spence.

•	We expect to achieve full year unit cost guidance at our major assets (based on 2018 financial year guidance exchange rates of AUD/USD 0.75 and USD/CLP 663).

•	Group copper equivalent production for the 2019 financial year is expected to be broadly in line with the 2018 financial year(1).

•	The exit process for Onshore US is progressing to plan. Bids have been received and we aim to announce one or more transactions within the coming months, targeting completion of any transactions by the end of the 2018 calendar year.

•	In Petroleum, the Victoria-1 exploration well in Trinidad and Tobago encountered gas and the Samurai-2 well in the US Gulf of Mexico encountered hydrocarbons in multiple horizons.

•	The South Flank sustaining iron ore project was approved during the June 2018 quarter.

•	We expect the financial results for the second half of the 2018 financial year to reflect certain items as summarised in the table on page two.

Production	FY18 (vs FY17)	Jun Q18 (vs Mar Q18)	Jun Q18 commentary
Petroleum (MMboe)	192 (-8%)	49 (+9%)	Improved well performance and positive trial results in Onshore US offset by natural field decline.
Copper (kt)	1,753 (+32%)	463 (+1%)	Higher volumes at Escondida supported by the ramp-up of the Los Colorados Extension project.
Iron ore(2) (Mt)	238 (+3%)	64 (+10%)	Record annualised production rate of 289 Mtpa (100% basis) reflects increased productivity across the supply chain following completion of the rail reliability project and improved car dumper performance. Production records at Jimblebar and Newman.
Metallurgical coal(2) (Mt)	43 (+7%)	12 (+16%)	Record quarterly production at Queensland Coal following improved performance at Blackwater and Broadmeadow, and higher feed rates at Caval Ridge. Production records at South Walker Creek and Poitrel.
Energy coal(2) (Mt)	29 (0%)	9 (+48%)	Record production at New South Wales Energy Coal underpinned by improved stripping fleet performance.

BHP Chief Executive Officer, Andrew Mackenzie, said: “We have delivered a strong finish to the 2018 financial year with an eight per cent increase in annual production and record output at Western Australia Iron Ore, Queensland Coal and at our Spence copper mine in Chile. We further simplified the portfolio with the announced divestment of Cerro Colorado in Chile and Gregory Crinum in Australia and our investment in South Flank supports our ability to supply low cost, high quality products into Asia.

Good prices and our culture of continuous improvement give us positive momentum into the 2019 financial year.”

BHP Operational Review for the year ended 30 June 2018	1

Summary

Operational performance

Production for the 2018 financial year and guidance for the 2019 financial year are summarised in the table below.

Production	FY18	Jun 2018 Qtr	FY18 vs FY17	Jun Q18 vs Jun Q17	Jun Q18 vs Mar Q18	FY19 guidance		FY19e vs FY18
Petroleum (MMboe)	192	49	(8%)	(6%)	9%
Onshore US (MMboe)	72	20	(10%)	3%	20%	Refer footnote	(iii)
Conventional (MMboe)	120	29	(6%)	(11%)	3%	113 - 118		(6%) - (2%	)
Copper (kt)	1,753	463	32%	20%	1%	1,675 - 1,770		(4%) - 1%
Escondida (kt)	1,213	316	57%	40%	1%	1,120 - 1,180		(8%) - (3%	)
Other copper(i) (kt)	540	147	(3%)	(9%)	3%	555 - 590		3% - 9%
Iron ore(ii) (Mt)	238	64	3%	6%	10%	241 - 250		1% - 5%
WAIO (100% basis) (Mt)	275	72	3%	3%	8%	273 - 283		(1%) - 3%
Metallurgical coal(ii) (Mt)	43	12	7%	41%	16%	43 - 46		1% - 8%
Energy coal(ii) (Mt)	29	9	0%	10%	48%	28 - 29		(4%) - (1%	)

(i)	Other copper comprises Pampa Norte (including Cerro Colorado production for the first half of the 2019 financial year), Olympic Dam and Antamina.
(ii)	Excludes production from Samarco, Haju (IndoMet Coal) and New Mexico Coal.
(iii)	Given our intention to exit Onshore US, no annual guidance for the 2019 financial year for these assets will be provided; however, until completion, we expect a production run rate broadly consistent with the second half of the 2018 financial year.

Summary of disclosures

BHP expects its financial results for the second half of the 2018 financial year to reflect certain items as summarised in the table below. The table does not provide a comprehensive list of all items impacting the period. The financial statements are the subject of ongoing work that will not be finalised until the release of the financial results on 21 August 2018. Accordingly the information is subject to update.

Description	H2 FY18 impact US$M(i)		Classification(ii)
Non-cash fair value adjustment related to the Angostura (Trinidad and Tobago) gas sale embedded derivative	~60		h Operating costs
Exploration expense (including petroleum and minerals exploration programs)	448		h Exploration expense
The Group’s adjusted effective tax rate for the full year is expected to be within the guidance range of 30 to 35 per cent	—		Income tax expense
Non-cash fair value adjustments related to interest rate and exchange rate movements (weaker US dollar in the period) are expected to reduce net debt in the June 2018 half year	Under review		i Net debt
Dividends paid to non-controlling interests	~650		h Financing cash outflow
Financial impact on BHP Billiton Brasil of the Samarco Dam failure	440	(iii)	Exceptional item charge

(i)	Numbers are not tax effected.
(ii)	There will be a corresponding balance sheet, cash flow and/or income statement impact as relevant.
(iii)	The total financial impact on BHP Billiton Brasil of the Samarco Dam failure is expected to be US$650 million in the 2018 financial year (H1 US$210 million and H2 US$440 million).

BHP Operational Review for the year ended 30 June 2018	2

Average realised prices

The average realised prices achieved for our major commodities are summarised below.

Average realised prices(i)	Jun H18	Dec H17	FY18	FY17	FY18 vs FY17	Jun H18 vs Jun H17	Jun H18 vs Dec H17
Oil (crude and condensate) (US$/bbl)	67.07	53.76	60.12	47.61	26%	35%	25%
Natural gas (US$/Mscf)(ii)	3.71	3.54	3.62	3.34	8%	7%	5%
US natural gas (US$/Mscf)	2.77	2.84	2.80	2.88	(3%)	(7%)	(2%)
LNG (US$/Mscf)	8.65	7.48	8.07	6.84	18%	17%	16%
Copper (US$/lb)	3.05	3.20	3.12	2.54	23%	13%	(5%)
Iron ore (US$/wmt, FOB)	56.86	56.54	56.71	58.42	(3%)	(8%)	1%
Metallurgical coal (US$/t)	189.66	164.22	177.22	163.30	9%	16%	15%
Hard coking coal (US$/t)(iii)	205.80	182.29	194.59	179.83	8%	14%	13%
Weak coking coal (US$/t)(iii)	143.40	120.99	131.70	121.32	9%	19%	19%
Thermal coal (US$/t)(iv)	86.47	87.49	86.94	74.67	16%	15%	(1%)
Nickel metal (US$/t)	13,974	11,083	12,591	10,184	24%	43%	26%

(i)	Based on provisional, unaudited estimates. Prices exclude sales from equity accounted investments, third party product and internal sales, and represent the weighted average of various sales terms (for example: FOB, CIF and CFR), unless otherwise noted. Includes the impact of provisional pricing and finalisation adjustments.
(ii)	Includes internal sales.
(iii)	Hard coking coal (HCC) refers generally to those metallurgical coals with a Coke Strength after Reaction (CSR) of 35 and above, which includes coals across the spectrum from Premium Coking to Semi Hard Coking coals, while weak coking coal (WCC) refers generally to those metallurgical coals with a CSR below 35.
(iv)	Export sales only; excludes Cerrejón. Includes thermal coal sales from metallurgical coal mines.

The majority of iron ore shipments were linked to the index price for the month of shipment, with price differentials predominantly a reflection of product quality and market fundamentals. The majority of metallurgical coal and energy coal exports were linked to the index price for the month of shipment or sold on the spot market at fixed or index-linked prices, with price differentials reflecting product quality.

At 30 June 2018, the Group had 364 kt of outstanding copper sales that were revalued at a weighted average price of US$3.01 per pound. The final price of these sales will be determined in the 2019 financial year. In addition, 254 kt of copper sales from the 2017 financial year were subject to a finalisation adjustment in the current period. The provisional pricing and finalisation adjustments will increase Underlying EBITDA(3) by US$2 million in the 2018 financial year and is included in the average realised copper price in the above table.

Major development projects

During the June 2018 quarter, the BHP Board approved US$2.9 billion (BHP share; US$3.4 billion 100 per cent) in capital expenditure for the South Flank sustaining iron ore project in Western Australia. A US$122 million increase in the budget of the Jansen project to US$2.7 billion has been incorporated to fund support services at the site as work continues on completion of the shafts. The forecast for the North West Shelf Greater Western Flank-B project has been reduced by US$98 million to US$216 million as the project is tracking ahead of schedule.

At the end of the 2018 financial year, BHP had five major projects under development in petroleum, copper, iron ore and potash, with a combined budget of US$10.6 billion over the life of the projects.

BHP Operational Review for the year ended 30 June 2018	3

Corporate update

On 25 June 2018, Samarco, Vale and BHP, together with the Federal Government of Brazil, the states of Espirito Santo and Minas Gerais and the Public Prosecutors agreed an arrangement which settles the BRL20 billion Civil Claim, enhances community participation in decisions related to the remediation and compensation programs, and establishes a process to renegotiate those programs and to progress settlement of the BRL155 billion Civil Claim (Governance Agreement). The Governance Agreement is conditional on the Federal Government of Brazil signing the Agreement and ratification by the 12th Federal Court of Minas Gerais.

On 29 June 2018, BHP announced a total of US$211 million in further financial support for the Renova Foundation and Samarco until 31 December 2018. This comprises US$158 million to fund the Renova Foundation which will be offset against the Group’s provision for the Samarco dam failure and a short-term facility of up to US$53 million to be made available to Samarco.

Unrelated to the new Governance Agreement, BHP expects to recognise an income statement charge in the second half of the 2018 financial year of US$440 million in respect of the Samarco dam failure. This charge largely reflects updated assumptions relating to the continuation of the fishing ban, the number of eligible claimants, and the timeline and technical scope for resettlement of the communities.

The US$440 million income statement charge will be recognised as an exceptional item in the June 2018 half year.

The net increase in the provision is approximately US$250 million due to the offsetting impact of payments to the Renova Foundation to fund remediation and compensation Programs under the Framework Agreement.

BHP Operational Review for the year ended 30 June 2018	4

Petroleum

Production

	FY18	Jun 2018 Qtr	FY18 vs FY17	Jun Q18 vs Jun Q17	Jun Q18 vs Mar Q18
Crude oil, condensate and natural gas liquids (MMboe)	86	22	(11%)	(10%)	8%
Natural gas (bcf)	636	163	(5%)	(2%)	11%
Total petroleum production (MMboe)	192	49	(8%)	(6%)	9%

Petroleum - Total petroleum production for the 2018 financial year decreased by eight per cent to 192 MMboe.

In our Conventional business, volumes are expected to decrease to between 113 and 118 MMboe in the 2019 financial year as a result of additional downtime from planned dry dock maintenance at Pyrenees and natural field decline across the portfolio. Given our intention to exit Onshore US, no annual guidance for the 2019 financial year for these assets will be provided, however until completion, which we are targeting by the end of the 2018 calendar year, we expect a production run rate broadly consistent with the second half of the 2018 financial year.

Production breakdown	FY18	vs FY17
Crude oil, condensate and natural gas liquids (MMboe)
Conventional	57	(8%)	Hurricane Harvey and Hurricane Nate in the Gulf of Mexico and natural field decline across the portfolio.
Onshore US	29	(16%)	Hurricane Harvey and natural field decline, which more than offset improved recoveries and additional wells in the Black Hawk and Permian.

Total	86	(11%)

Natural gas (bcf)
Conventional	377	(4%)	Maintenance at Bass Strait and Macedon.
Onshore US	259	(6%)	Hurricane Harvey and natural field decline, partially offset by additional wells in the Eagle Ford, Permian and Haynesville.

Total	636	(5%)

In the June 2018 quarter, BHP agreed to sell its 90 per cent interest in the Minerva Gas Plant in Victoria to the Casino Henry Joint Venture. The agreement provides for the transfer of the plant and associated land after the cessation of current operations processing gas from the offshore Minerva gas field, and remains conditional on completion of regulatory approvals and assignments.

Projects Project and ownership	Capital expenditure (US$m)	Initial production target date	Capacity	Progress
North West Shelf Greater Western Flank-B (Australia) 16.67% (non-operator)	216	CY19	To maintain LNG plant throughput from the North West Shelf operations.	Ahead of schedule and budget. The overall project is 87% complete.
Mad Dog Phase 2 (US Gulf of Mexico) 23.9% (non-operator)	2,154	CY22	New floating production facility with the capacity to produce up to 140,000 gross barrels of crude oil per day.	On schedule and budget. The overall project is 23% complete.

Petroleum capital expenditure for the 2018 financial year increased by five per cent to US$1.6 billion.

BHP Operational Review for the year ended 30 June 2018	5

Onshore US development activity

Onshore US drilling and development expenditure for 2018 financial year was US$0.9 billion. Our operated rig count declined from seven to five during the June 2018 quarter.

FY18		Liquids focused areas		Gas focused areas
(FY17)		Eagle Ford	Permian	Haynesville	Fayetteville	Total
Capital expenditure(i)	US$ billion	0.3 (0.3)	0.4 (0.2)	0.2 (0.1)	0.0 (0.0)	0.9 (0.6)
Rig allocation	At period end	2 (1)	2 (1)	1 (3)	0 (0)	5 (5)
Net wells drilled and completed(ii)	Period total	36 (51)	29 (21)	20 (5)	0 (2)	85 (79)
Net productive wells	At period end	958 (963)	155 (126)	393 (394)	1,042 (1,044)	2,548 (2,527)

(i)	Includes land acquisition, site preparation, drilling, completions, well site facilities, mid-stream infrastructure and pipelines.
(ii)	Can vary between periods based on changes in rig activity and the inventory of wells drilled but not yet completed at period end.

The exit process for our Onshore US assets is progressing to plan. Bids have been received and we aim to announce one or more transactions within the coming months, targeting completion of any transactions by the end of the 2018 calendar year.

Petroleum exploration

Exploration and appraisal wells drilled during the June 2018 quarter are summarised below.

Well	Location	Target	BHP equity	Spud date	Water depth	Total well depth	Status
Samurai-2	US Gulf of Mexico GC432	Oil	50% (Murphy Operator)	16 April 2018	1,088 m	8,615 m	Hydrocarbons encountered, drilling ahead
Victoria-1	Trinidad & Tobago Block 5	Gas	65% (BHP Operator)	12 June 2018	1,828 m	2,545 m	Hydrocarbons encountered, drilling ahead

In the US Gulf of Mexico, we increased our equity interest in the Murphy operated Samurai prospect (GC432 and GC476), the northern extension of the Wildling sub-basin, from 33.33 to 50 per cent. The Samurai-2 exploration well was spud on 16 April 2018 and encountered hydrocarbons in multiple horizons not previously observed by the Wildling-2 exploration well. As reported in the March 2018 Operational Review, we were the apparent high bidder on three blocks, EB914 and EB699 in the western Gulf of Mexico and GC823 to the west of the Mad Dog field, which we co-own with BP and Chevron. All three leases were awarded by the Regulator during the June 2018 quarter.

In Trinidad and Tobago, following the gas discovery at LeClerc, we commenced Phase 2 of our deepwater exploration drilling campaign to further assess the commercial potential of the Magellan play. The Victoria-1 exploration well was spud on 12 June 2018 and encountered gas. Following completion of the Victoria-1 well, we expect the Deepwater Invictus to drill the Bongos prospect in Northern Trinidad and Tobago.

In Mexico, we expect to begin drilling the first appraisal well at Trion in the December 2018 quarter.

In Australia, the fast track of the Exmouth sub-basin 3D seismic data has been received. The final processed data will be delivered during the September 2018 quarter.

Petroleum exploration expenditure for the 2018 financial year was US$709 million, of which US$516 million was expensed.

BHP Operational Review for the year ended 30 June 2018	6

Copper

Production

	FY18	Jun 2018 Qtr	FY18 vs FY17	Jun Q18 vs Jun Q17	Jun Q18 vs Mar Q18
Copper (kt)	1,753	463	32%	20%	1%
Zinc (t)	119,800	35,983	37%	24%	41%
Uranium oxide concentrate (t)	3,364	1,123	(8%)	52%	0%

Copper – Total copper production for the 2018 financial year increased by 32 per cent to 1,753 kt. Total copper production of between 1,675 and 1,770 kt is expected in the 2019 financial year.

Escondida copper production for the 2018 financial year increased by 57 per cent to 1,213 kt, reflecting a full year of production following the industrial action in the previous year and supported by the start-up of the Los Colorados Extension project on 10 September 2017. Production of between 1,120 and 1,180 kt is forecast in the 2019 financial year, as higher expected throughput is offset by a significant decrease in average concentrator head grade consistent with the mine plan. The existing agreement with Union N°1 will expire on 1 August 2018 and negotiations for a new agreement are in progress. The Escondida Water Supply Extension (EWSE) is in execution phase and will deliver first water production in the 2020 financial year.

Pampa Norte copper production increased by four per cent to 264 kt supported by record production at Spence of 200 kt reflecting better recoveries and higher utilisation of the solvent extraction and electrowinning plants. On 19 June 2018, BHP entered into an agreement to sell Cerro Colorado to EMR Capital(4). The transaction is expected to close during the December 2018 quarter, subject to financing and customary closing conditions. Production at Spence is expected to be between 185 and 200 kt in the 2019 financial year, with volumes weighted to the second half as planned maintenance in May and June 2018 resulted in a lower stacking rate. During the period, we successfully completed the advanced negotiation with Spence Union N°1 (operators and maintenance) with the new agreement effective from 1 June 2018 for 36 months. An agreement was also reached with the Cerro Colorado Union N°2 (supervisors and staff) on the terms and conditions for a new collective agreement, effective for 36 months from 1 July 2018.

Olympic Dam copper production decreased by 18 per cent to 137 kt as a result of the planned major smelter maintenance campaign in the first half of the 2018 financial year and a slower than planned ramp-up. The operation returned to full capacity during the June 2018 quarter. Production is expected to increase to between 200 and 220 kt in the 2019 financial year reflecting improved operational stability and higher ore grades from the Southern Mine Area.

Antamina copper production increased by four per cent to 140 kt and zinc production increased 37 per cent to 120 kt due to higher head grades as mining continued through a zinc-rich ore zone. Copper production is expected to remain at similar levels in the 2019 financial year at approximately 135 kt, while zinc production is expected to be approximately 85 kt, consistent with the mine plan.

Projects

Project and ownership	Capital expenditure (US$m)	Initial production target date	Capacity	Progress

Spence Growth Option (Chile) 100%	2,460	FY21	New 95 ktpd concentrator is expected to increase Spence’s payable copper in concentrate production by approximately 185 ktpa in the first 10 years of operation and extend the mining operations by more than 50 years.	On schedule and budget. The overall project is 14% complete.

BHP Operational Review for the year ended 30 June 2018	7

Iron Ore

Production

	FY18	Jun 2018 Qtr	FY18 vs FY17	Jun Q18 vs Jun Q17	Jun Q18 vs Mar Q18
Iron ore (kt)	238,421	63,586	3%	6%	10%

Iron ore – Total iron ore production for the 2018 financial year increased by three per cent to a record 238 Mt (275 Mt on a 100 per cent basis). WAIO production of between 241 and 250 Mt, or between 273 and 283 Mt on a 100 per cent basis, is expected in the 2019 financial year. A program of work to optimise maintenance schedules across our supply chain and improve port reliability and performance is planned for the September 2018 quarter, with a corresponding impact expected on production and unit costs.

At WAIO, increased production was supported by improved productivity and stability across the supply chain, including both rail and port, which has enabled record production at Jimblebar and Mining Area C. This was partially offset by the impact of lower opening stockpile levels following the Mt Whaleback fire in June 2017 and unplanned car dumper maintenance in the March 2018 quarter. WAIO produced at record annualised rates of 289 Mtpa (100 per cent basis) in the June 2018 quarter.

On 14 June 2018, the BHP Board approved US$2.9 billion (BHP share; US$3.4 billion 100 per cent) in capital expenditure for the South Flank project. The South Flank project will fully replace production from the 80 Mtpa (100 per cent basis) Yandi mine, with first ore targeted in the 2021 calendar year. South Flank will contribute to an increase in WAIO’s average iron grade from 61 per cent to 62 per cent, and the overall proportion of lump from 25 per cent to approximately 35 per cent.

Mining and processing operations at Samarco remain suspended following the failure of the Fundão tailings dam and Santarém water dam on 5 November 2015.

Projects

Project and ownership	Capital expenditure (US$m)		Initial production target date	Capacity	Progress

South Flank (Australia) 85%	3,061	(i)	CY21	Sustaining iron ore mine to replace production from the 80 Mtpa (100 per cent basis) Yandi mine.	Project approved on 14 June 2018.

(i)	Includes initial funding of US$184 million announced on 26 June 2017.

BHP Operational Review for the year ended 30 June 2018	8

Coal

Production

	FY18	Jun 2018 Qtr	FY18 vs FY17	Jun Q18 vs Jun Q17	Jun Q18 vs Mar Q18
Metallurgical coal (kt)	42,640	12,009	7%	41%	16%
Energy coal (kt)	29,158	9,023	0%	10%	48%

Metallurgical coal – Metallurgical coal production for the 2018 financial year increased by seven per cent to a record 43 Mt. Production is expected to increase to between 43 and 46 Mt in the 2019 financial year, with volumes weighted to the second half of the year. An extensive maintenance program is planned for the first half of the 2019 financial year, with a corresponding impact expected on production and unit costs.

At Queensland Coal, record production for the 2018 financial year was supported by record stripping performance, increased truck hours and higher wash-plant utilisation from low-cost debottlenecking activities. Production records were achieved at Peak Downs, Saraji, Caval Ridge, South Walker Creek and Poitrel. In the June 2018 quarter production increased by 16 per cent from the previous quarter following improved operational conditions at Blackwater (geotechnical issues) and Broadmeadow (challenging roof conditions), increased feed rates at the Caval Ridge wash-plant, and utilisation of additional wash-plant capacity at Poitrel following the purchase of the remaining 50 per cent of the Red Mountain processing facility.

On 30 May 2018, BHP announced it has entered into an arrangement to sell the Gregory Crinum mine, which was placed into care and maintenance in January 2016, to Sojitz Corporation(5). Completion of the sale is subject to the fulfilment of conditions precedent including customary regulatory approvals, which could take several months.

On the Central Queensland Coal Network, where Aurizon is the rail track provider, we continue to engage with stakeholders and encourage Aurizon to ensure infrastructure productivity is maximised while they await the Queensland Competition Authority’s final decision in respect of Access Undertaking 5 (UT5).

The Caval Ridge Southern Circuit project is progressing according to plan, and is expected to ramp-up early in the 2019 financial year. A longwall move at Broadmeadow is scheduled for the December 2018 quarter.

Energy coal – Energy coal production for the 2018 financial year was flat at 29 Mt. Production is expected to remain broadly unchanged at approximately 28 to 29 Mt in the 2019 financial year.

New South Wales Energy Coal production increased by two per cent, supported by record production and sales volumes during the June 2018 quarter from improved stripping performance, utilisation of raw coal inventory build from the prior quarter and additional bypass coal. Increasing stripping requirements in the September 2018 quarter are expected to result in lower production rates for the quarter compared to the remainder of the 2019 financial year. This was offset by a three per cent decline in Cerrejón production due to unfavourable weather impacts on mine sequencing, equipment availability and higher strip ratio areas being mined.

BHP Operational Review for the year ended 30 June 2018	9

Other

Nickel production

	FY18	Jun 2018 Qtr	FY18 vs FY17	Jun Q18 vs Jun Q17	Jun Q18 vs Mar Q18
Nickel (kt)	90.6	24.9	6%	(1%)	21%

Nickel – Nickel West production for the 2018 financial year increased by six per cent to 91 kt, with increased production at the Mt Keith and Leinster operations supporting record metal production. Nickel production for the 2019 financial year is expected to remain broadly unchanged from the 2018 financial year.

Potash project

Project and ownership	Investment (US$m)	Scope	Progress

Jansen Potash (Canada) 100%	2,700	Investment to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities.	Budget revised to fund support services at the site as work continues on completion of the shafts. The project is 79% complete.

Minerals exploration

Minerals exploration expenditure for the 2018 financial year was US$165 million, of which US$124 million was expensed. Greenfield minerals exploration is predominantly focused on advancing copper targets within Chile, Ecuador, Peru, Canada, South Australia and the South-West United States.

Variance analysis relates to the relative performance of BHP and/or its operations during the 2018 financial year compared with the 2017 financial year, unless otherwise noted. Production volumes, sales volumes and capital and exploration expenditure from subsidiaries are reported on a 100 per cent basis; production and sales volumes from equity accounted investments and other operations are reported on a proportionate consolidation basis. Copper equivalent production based on 2017 financial year average realised prices.

The following footnotes apply to this Operational Review:

(1)	Excludes production from Onshore US and Cerro Colorado.
(2)	Excludes production from Samarco, Haju (IndoMet Coal) and New Mexico Coal.
(3)	Underlying EBIT and Underlying EBITDA are used to reflect the underlying performance of BHP. Underlying EBIT is earnings before net finance costs, taxation and any exceptional items. Underlying EBITDA is Underlying EBIT before depreciation, amortisation and impairment.
(4)	On 19 June 2018, BHP announced it has entered into an agreement to sell the Cerro Colorado copper mine in Chile to EMR Capital. The total cash consideration consist of US$230 million to be paid to BHP after the closing of the transaction, plus approximately US$40 million in proceeds from the post-closing sale of certain copper inventory, and a contingent payment of up to US$50 million to be paid in the future, depending upon copper price performance.
(5)	On 30 May 2018, BHP Billiton Mitsubishi Alliance (BMA) announced it has entered into an agreement to sell the Gregory Crinum coal mine in central Queensland to Sojitz Corporation for A$100 million (100 per cent basis). In addition to the sale of the mine to Sojitz, BHP will be providing appropriate funding for rehabilitation of existing areas of disturbance at the site, with all rehabilitation liabilities transferred to Sojitz on completion.

The following abbreviations may have been used throughout this report: barrels (bbl); billion cubic feet (bcf); cost and freight (CFR); cost, insurance and freight (CIF); dry metric tonne unit (dmtu); free on board (FOB); grams per tonne (g/t); kilograms per tonne (kg/t); kilometre (km); metre (m); million barrels of oil equivalent (MMboe); million cubic feet per day (MMcf/d); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); pounds (lb); thousand barrels of oil equivalent (Mboe); thousand ounces (koz); thousand standard cubic feet (Mscf); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); and wet metric tonnes (wmt).

In this release, the terms ‘BHP’, ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ourselves’ are used to refer to BHP Billiton Limited, BHP Billiton Plc and, except where the context otherwise requires, their respective subsidiaries as defined in note 28 ‘Subsidiaries’ in section 5.1 of BHP’s 30 June 2017 Annual Report on Form 20-F and in note 13 ‘Related undertaking of the Group’ in section 5.2 of BHP’s 30 June 2017 Annual Report on Form 20-F. Notwithstanding that this release may include production and other data from non-operated assets, non-operated assets are not included in the BHP Group.

BHP Operational Review for the year ended 30 June 2018	10

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BHP Operational Review for the year ended 30 June 2018	11

Production summary
		Quarter ended					Year to date
	BHP interest	Jun 2017	Sep 2017	Dec 2017	Mar 2018	Jun 2018	Jun 2018	Jun 2017
Petroleum (1)
Petroleum
Crude oil, condensate and NGL (Mboe)
Onshore US		8,501	7,079	7,423	6,256	8,266	29,024	34,371
Conventional		15,612	15,090	14,869	13,960	13,486	57,405	62,708

Total		24,113	22,169	22,292	20,216	21,752	86,429	97,079

Natural gas (bcf)
Onshore US		67.2	61.4	60.5	64.1	72.5	258.5	275.0
Conventional		99.5	107.3	96.1	82.9	90.7	377.0	392.8

Total		166.7	168.7	156.6	147.0	163.2	635.5	667.8

Total petroleum production (MMboe)		51.9	50.3	48.4	44.7	49.0	192.4	208.4

Copper (2)
Copper
Payable metal in concentrate (kt)
Escondida (3)	57.5%	162.4	196.3	238.5	244.9	246.1	925.8	539.6
Antamina	33.8%	38.5	35.9	33.8	35.2	34.6	139.5	133.8

Total		200.9	232.2	272.3	280.1	280.7	1,065.3	673.4

Cathode (kt)
Escondida (3)	57.5%	62.8	71.9	76.1	69.4	70.1	287.5	232.0
Pampa Norte (4)	100%	72.3	58.0	68.4	66.8	70.6	263.8	254.3
Olympic Dam	100%	51.4	42.0	12.2	40.5	42.0	136.7	166.3

Total		186.5	171.9	156.7	176.7	182.7	688.0	652.6

Total copper (kt)		387.4	404.1	429.0	456.8	463.4	1,753.3	1,326.0

Lead
Payable metal in concentrate (t)
Antamina	33.8%	1,799	1,415	1,009	464	546	3,434	5,473

Total		1,799	1,415	1,009	464	546	3,434	5,473

Zinc
Payable metal in concentrate (t)
Antamina	33.8%	29,076	29,201	29,054	25,562	35,983	119,800	87,502

Total		29,076	29,201	29,054	25,562	35,983	119,800	87,502

Gold
Payable metal in concentrate (troy oz)
Escondida (3)	57.5%	33,941	50,525	50,279	59,953	68,345	229,102	110,858
Olympic Dam (refined gold)	100%	28,188	13,101	15,969	28,989	33,497	91,556	104,146

Total		62,129	63,626	66,248	88,942	101,842	320,658	215,004

Silver
Payable metal in concentrate (troy koz)
Escondida (3)	57.5%	1,234	1,737	2,193	2,339	2,527	8,796	4,326
Antamina	33.8%	1,691	1,596	1,331	1,189	1,321	5,437	5,783
Olympic Dam (refined silver)	100%	243	131	135	248	278	792	768

Total		3,168	3,464	3,659	3,776	4,126	15,025	10,877

Uranium
Payable metal in concentrate (t)
Olympic Dam	100%	737	880	243	1,118	1,123	3,364	3,661

Total		737	880	243	1,118	1,123	3,364	3,661

Molybdenum
Payable metal in concentrate (t)
Antamina	33.8%	328	402	579	420	261	1,662	1,144

Total		328	402	579	420	261	1,662	1,144

BHP Operational Review for the year ended 30 June 2018	12

Production summary

		Quarter ended					Year to date
	BHP interest	Jun 2017	Sep 2017	Dec 2017	Mar 2018	Jun 2018	Jun 2018	Jun 2017
Iron Ore
Iron Ore
Production (kt) (5)
Newman	85%	16,241	13,842	18,317	16,412	18,500	67,071	68,283
Area C Joint Venture	85%	13,016	13,099	13,575	12,802	12,041	51,517	48,744
Yandi Joint Venture	85%	17,415	14,559	16,348	15,802	17,339	64,048	65,355
Jimblebar (6)	85%	5,891	6,283	4,583	4,669	15,092	30,627	21,950
Wheelarra	85%	7,578	7,804	8,734	8,006	614	25,158	27,020
Samarco	50%	—	—	—	—	—	—	—

Total		60,141	55,587	61,557	57,691	63,586	238,421	231,352

Coal
Metallurgical coal
Production (kt) (7)
BMA	50%	6,394	8,296	7,394	7,983	9,220	32,893	31,458
BHP Mitsui Coal (8)	80%	2,100	2,271	2,291	2,396	2,789	9,747	8,312
Haju (9)	75%	—	—	—	—	—	—	129

Total		8,494	10,567	9,685	10,379	12,009	42,640	39,899

Energy coal
Production (kt)
USA	100%	—	—	—	—	—	—	451
Australia	100%	5,711	4,235	4,383	3,662	6,261	18,541	18,176
Colombia	33.3%	2,475	2,497	2,914	2,444	2,762	10,617	10,959

Total		8,186	6,732	7,297	6,106	9,023	29,158	29,586

Other
Nickel
Saleable production (kt)
Nickel West	100%	25.2	22.8	22.4	20.5	24.9	90.6	85.1

Total		25.2	22.8	22.4	20.5	24.9	90.6	85.1

(1)	LPG and ethane are reported as natural gas liquids (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe). Total boe conversions are based on 6 bcf of natural gas equals 1 MMboe.
(2)	Metal production is reported on the basis of payable metal.
(3)	Shown on a 100% basis. BHP interest in saleable production is 57.5%.
(4)	Includes Cerro Colorado and Spence.
(5)	Iron ore production is reported on a wet tonnes basis.
(6)	Shown on a 100% basis. BHP interest in saleable production is 85%.
(7)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(8)	Shown on a 100% basis. BHP interest in saleable production is 80%.
(9)	Shown on a 100% basis. BHP interest in saleable production is 75%.

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP Operational Review for the year ended 30 June 2018	13

Production and sales report
		Quarter ended					Year to date
		Jun 2017	Sep 2017	Dec 2017	Mar 2018	Jun 2018	Jun 2018	Jun 2017
Petroleum (1)
Bass Strait
Crude oil and condensate	(Mboe)	1,552	1,815	1,513	1,126	1,361	5,815	6,599
NGL	(Mboe)	1,661	1,950	1,584	1,170	1,428	6,132	6,459
Natural gas	(bcf)	37.4	42.6	32.9	20.5	29.9	125.9	139.3

Total petroleum products	(MMboe)	9.4	10.9	8.6	5.7	7.8	32.9	36.3

North West Shelf
Crude oil and condensate	(Mboe)	1,314	1,474	1,442	1,377	1,267	5,560	5,507
NGL	(Mboe)	209	227	200	210	186	823	964
Natural gas	(bcf)	32.5	36.2	36.2	35.8	34.2	142.4	140.3

Total petroleum products	(MMboe)	6.9	7.7	7.7	7.6	7.2	30.1	29.9

Pyrenees
Crude oil and condensate	(Mboe)	1,606	1,510	1,210	1,250	1,168	5,138	6,517

Total petroleum products	(MMboe)	1.6	1.5	1.2	1.3	1.2	5.1	6.5

Other Australia (2)
Crude oil and condensate	(Mboe)	9	9	8	8	7	32	35
Natural gas	(bcf)	16.3	16.1	13.3	13.4	13.9	56.7	66.1

Total petroleum products	(MMboe)	2.7	2.7	2.2	2.2	2.3	9.5	11.1

Atlantis (3)
Crude oil and condensate	(Mboe)	3,637	3,022	3,377	3,459	3,471	13,329	13,835
NGL	(Mboe)	213	218	195	248	217	878	923
Natural gas	(bcf)	1.9	1.6	1.8	1.8	1.5	6.7	7.1

Total petroleum products	(MMboe)	4.2	3.5	3.9	4.0	3.9	15.3	15.9

Mad Dog (3)
Crude oil and condensate	(Mboe)	1,167	1,020	1,231	1,140	581	3,972	4,472
NGL	(Mboe)	68	44	72	55	27	198	215
Natural gas	(bcf)	0.2	0.1	0.2	0.2	0.1	0.6	0.7

Total petroleum products	(MMboe)	1.3	1.1	1.3	1.2	0.6	4.3	4.8

Shenzi (3)
Crude oil and condensate	(Mboe)	2,588	2,291	2,513	2,323	2,110	9,237	10,587
NGL	(Mboe)	179	141	184	140	151	616	565
Natural gas	(bcf)	0.6	0.4	0.5	0.4	0.4	1.7	2.1

Total petroleum products	(MMboe)	2.9	2.5	2.8	2.5	2.3	10.1	11.5

Eagle Ford (4)
Crude oil and condensate	(Mboe)	4,278	3,457	3,720	2,838	3,826	13,841	17,608
NGL	(Mboe)	2,240	1,856	2,100	1,555	1,767	7,278	9,021
Natural gas	(bcf)	15.1	13.8	14.4	12.6	13.9	54.7	63.8

Total petroleum products	(MMboe)	9.0	7.6	8.2	6.5	7.9	30.2	37.3

Permian (4)
Crude oil and condensate	(Mboe)	1,336	1,179	1,142	1,398	1,903	5,622	5,331
NGL	(Mboe)	646	587	460	465	770	2,282	2,388
Natural gas	(bcf)	6.2	4.5	3.6	4.1	6.4	18.6	19.0

Total petroleum products	(MMboe)	3.0	2.5	2.2	2.5	3.7	11.0	10.9

Haynesville (4)
Crude oil and condensate	(Mboe)	1	—	1	—	—	1	5
NGL	(Mboe)	—	—	—	—	—	—	18
Natural gas	(bcf)	21.4	21.5	22.0	28.7	33.1	105.3	95.6

Total petroleum products	(MMboe)	3.6	3.6	3.7	4.8	5.5	17.6	16.0

Fayetteville (4)
Natural gas	(bcf)	24.5	21.6	20.5	18.7	19.1	79.9	96.6

Total petroleum products	(MMboe)	4.1	3.6	3.4	3.1	3.2	13.3	16.1

BHP Operational Review for the year ended 30 June 2018	14

Production and sales report
		Quarter ended					Year to date
		Jun 2017	Sep 2017	Dec 2017	Mar 2018	Jun 2018	Jun 2018	Jun 2017
Petroleum (1) (continued)

Trinidad/Tobago
Crude oil and condensate	(Mboe)	139	118	135	232	233	718	562
Natural gas	(bcf)	9.4	9.7	10.5	10.0	9.8	40.0	32.6

Total petroleum products	(MMboe)	1.7	1.7	1.9	1.9	1.9	7.4	6.0

Other Americas (3) (5)
Crude oil and condensate	(Mboe)	238	229	207	189	313	938	1,039
NGL	(Mboe)	10	5	3	3	22	33	22
Natural gas	(bcf)	0.1	0.1	0.1	—	0.3	0.5	0.4

Total petroleum products	(MMboe)	0.3	0.3	0.2	0.2	0.4	1.1	1.1

UK
Crude oil and condensate	(Mboe)	64	40	22	43	38	143	268
NGL	(Mboe)	16	39	13	18	18	88	119
Natural gas	(bcf)	1.1	0.5	0.6	0.8	0.6	2.5	4.2

Total petroleum products	(MMboe)	0.3	0.2	0.1	0.2	0.2	0.6	1.1

Algeria
Crude oil and condensate	(Mboe)	942	938	960	969	888	3,755	4,020

Total petroleum products	(MMboe)	0.9	0.9	1.0	1.0	0.9	3.8	4.0

BHP Petroleum
Crude oil and condensate
Onshore US	(Mboe)	5,615	4,636	4,863	4,236	5,729	19,464	22,944
Conventional	(Mboe)	13,256	12,466	12,618	12,116	11,437	48,637	53,441

Total	(Mboe)	18,871	17,102	17,481	16,352	17,166	68,101	76,385

NGL
Onshore US	(Mboe)	2,886	2,443	2,560	2,020	2,537	9,560	11,427
Conventional	(Mboe)	2,356	2,624	2,251	1,844	2,049	8,768	9,267

Total	(Mboe)	5,242	5,067	4,811	3,864	4,586	18,328	20,694

Natural gas
Onshore US	(bcf)	67.2	61.4	60.5	64.1	72.5	258.5	275.0
Conventional	(bcf)	99.5	107.3	96.1	82.9	90.7	377.0	392.8

Total	(bcf)	166.7	168.7	156.6	147.0	163.2	635.5	667.8

Total petroleum products
Onshore US	(Mboe)	19,701	17,312	17,506	16,939	20,349	72,107	80,204
Conventional	(Mboe)	32,195	32,973	30,886	27,777	28,603	120,238	128,175

Total	(Mboe)	51,896	50,286	48,392	44,716	48,952	192,346	208,379

(1)	Total boe conversions are based on 6 bcf of natural gas equals 1 MMboe. Negative production figures represent finalisation adjustments.
(2)	Other Australia includes Minerva and Macedon.
(3)	Gulf of Mexico volumes are net of royalties.
(4)	Onshore US volumes are net of mineral holder royalties.
(5)	Other Americas includes Neptune, Genesis and Overriding Royalty Interest.

BHP Operational Review for the year ended 30 June 2018	15

Production and sales report

		Quarter ended					Year to date
		Jun 2017	Sep 2017	Dec 2017	Mar 2018	Jun 2018	Jun 2018	Jun 2017
Copper
Metals production is payable metal unless otherwise stated.

Escondida, Chile (1)
Material mined	(kt)	93,389	104,867	101,371	103,385	106,788	416,411	316,801
Sulphide ore milled	(kt)	18,777	24,080	30,260	32,203	31,732	118,275	67,484
Average concentrator head grade	(%)	1.07%	1.06%	0.98%	0.96%	0.96%	0.99%	0.99%
Production ex mill	(kt)	167.0	204.2	245.7	252.6	253.6	956.1	557.5

Production
Payable copper	(kt)	162.4	196.3	238.5	244.9	246.1	925.8	539.6
Copper cathode (EW)	(kt)	62.8	71.9	76.1	69.4	70.1	287.5	232.0
- Oxide leach	(kt)	20.3	22.4	27.4	24.5	27.1	101.4	80.4
- Sulphide leach	(kt)	42.5	49.5	48.7	44.9	43.0	186.1	151.6

Total copper	(kt)	225.2	268.2	314.6	314.3	316.2	1,213.3	771.6

Payable gold concentrate	(troy oz)	33,941	50,525	50,279	59,953	68,345	229,102	110,858
Payable silver concentrate	(troy koz)	1,234	1,737	2,193	2,339	2,527	8,796	4,326

Sales
Payable copper	(kt)	163.3	195.1	236.7	228.3	260.3	920.4	534.6
Copper cathode (EW)	(kt)	56.0	61.6	84.1	61.7	80.9	288.3	232.8
Payable gold concentrate	(troy oz)	33,941	50,525	50,279	59,953	68,345	229,102	110,858
Payable silver concentrate	(troy koz)	1,234	1,737	2,193	2,339	2,527	8,796	4,326

(1) Shown on a 100% basis. BHP interest in saleable production is 57.5%.

Pampa Norte, Chile
Cerro Colorado
Material mined	(kt)	15,760	21,381	20,191	17,766	17,918	77,256	58,235
Ore milled	(kt)	4,411	3,951	4,611	4,905	4,833	18,300	15,173
Average copper grade	(%)	0.53%	0.62%	0.59%	0.58%	0.58%	0.59%	0.60%

Production
Copper cathode (EW)	(kt)	18.8	13.3	17.4	13.6	19.0	63.3	64.7

Sales
Copper cathode (EW)	(kt)	19.8	12.3	17.7	13.7	20.9	64.6	65.5

Spence
Material mined	(kt)	24,230	22,314	23,096	21,463	23,103	89,976	93,442
Ore milled	(kt)	4,968	5,375	4,919	5,144	4,009	19,447	20,093
Average copper grade	(%)	1.13%	1.21%	1.18%	1.03%	1.11%	1.13%	1.14%

Production
Copper cathode (EW)	(kt)	53.5	44.7	51.0	53.2	51.6	200.5	189.6

Sales
Copper cathode (EW)	(kt)	55.7	43.0	52.2	49.8	57.1	202.1	187.4

BHP Operational Review for the year ended 30 June 2018	16

Production and sales report

		Quarter ended					Year to date
		Jun 2017	Sep 2017	Dec 2017	Mar 2018	Jun 2018	Jun 2018	Jun 2017
Copper (continued)
Metals production is payable metal unless otherwise stated.

Antamina, Peru
Material mined (100%)	(kt)	62,254	59,216	59,125	58,085	59,002	235,428	244,491
Sulphide ore milled (100%)	(kt)	13,229	12,822	13,098	12,166	12,973	51,059	52,105
Average head grades
- Copper	(%)	1.00%	0.94%	0.89%	1.01%	0.91%	0.94%	0.89%
- Zinc	(%)	0.95%	0.99%	0.93%	1.01%	1.19%	1.03%	0.80%

Production
Payable copper	(kt)	38.5	35.9	33.8	35.2	34.6	139.5	133.8
Payable zinc	(t)	29,076	29,201	29,054	25,562	35,983	119,800	87,502
Payable silver	(troy koz)	1,691	1,596	1,331	1,189	1,321	5,437	5,783
Payable lead	(t)	1,799	1,415	1,009	464	546	3,434	5,473
Payable molybdenum	(t)	328	402	579	420	261	1,662	1,144

Sales
Payable copper	(kt)	36.9	31.9	37.0	32.1	36.6	137.6	132.9
Payable zinc	(t)	27,936	25,224	30,340	26,456	33,088	115,108	89,982
Payable silver	(troy koz)	1,513	1,475	1,470	1,052	1,311	5,308	5,482
Payable lead	(t)	1,493	1,624	972	859	595	4,050	4,835
Payable molybdenum	(t)	—	168	693	500	388	1,749	1,124

Olympic Dam, Australia
Material mined (1)	(kt)	1,974	1,851	1,391	2,056	2,201	7,499	8,008
Ore milled	(kt)	2,097	2,302	554	2,188	2,171	7,215	8,604
Average copper grade	(%)	2.30%	2.10%	2.22%	2.36%	2.12%	2.19%	2.08%
Average uranium grade	(kg/t)	0.58	0.55	0.58	0.71	0.69	0.64	0.62

Production
Copper cathode (ER and EW)	(kt)	51.4	42.0	12.2	40.5	42.0	136.7	166.3
Uranium oxide concentrate	(t)	737	880	243	1,118	1,123	3,364	3,661
Refined gold	(troy oz)	28,188	13,101	15,969	28,989	33,497	91,556	104,146
Refined silver	(troy koz)	243	131	135	248	278	792	768

Sales
Copper cathode (ER and EW)	(kt)	51.5	31.6	24.3	36.8	46.0	138.7	163.7
Uranium oxide concentrate	(t)	1,298	680	338	509	1,230	2,757	4,105
Refined gold	(troy oz)	24,726	22,435	17,999	20,715	35,714	96,863	97,194
Refined silver	(troy koz)	251	219	118	202	307	846	746

(1) Material mined refers to run of mine ore mined and hoisted.

BHP Operational Review for the year ended 30 June 2018	17

Production and sales report

		Quarter ended					Year to date
		Jun 2017	Sep 2017	Dec 2017	Mar 2018	Jun 2018	Jun 2018	Jun 2017
Iron Ore
Iron ore production and sales are reported on a wet tonnes basis.

Pilbara, Australia
Production
Newman	(kt)	16,241	13,842	18,317	16,412	18,500	67,071	68,283
Area C Joint Venture	(kt)	13,016	13,099	13,575	12,802	12,041	51,517	48,744
Yandi Joint Venture	(kt)	17,415	14,559	16,348	15,802	17,339	64,048	65,355
Jimblebar (1)	(kt)	5,891	6,283	4,583	4,669	15,092	30,627	21,950
Wheelarra	(kt)	7,578	7,804	8,734	8,006	614	25,158	27,020

Total production	(kt)	60,141	55,587	61,557	57,691	63,586	238,421	231,352

Total production (100%)	(kt)	69,714	64,287	71,611	67,048	72,145	275,091	268,302

Sales
Lump	(kt)	15,104	13,896	15,145	13,993	15,173	58,207	56,191
Fines	(kt)	46,249	40,733	45,769	44,332	47,730	178,564	175,017

Total	(kt)	61,353	54,629	60,914	58,325	62,903	236,771	231,208

Total sales (100%)	(kt)	71,149	63,322	70,733	67,799	71,385	273,239	268,226

(1) Shown on a 100% basis. BHP interest in saleable production is 85%.

Samarco, Brazil (1)
Production	(kt)	—	—	—	—	—	—	—

Sales	(kt)	—	—	14	25	—	39	47

(1) Mining and processing operations remain suspended following the failure of the Fundão tailings dam and Santarém water dam on 5 November 2015.

BHP Operational Review for the year ended 30 June 2018	18

Production and sales report
		Quarter ended					Year to date
		Jun 2017	Sep 2017	Dec 2017	Mar 2018	Jun 2018	Jun 2018	Jun 2017
Coal
Coal production is reported on the basis of saleable product.

Queensland Coal
Production (1)
BMA
Blackwater	(kt)	1,766	1,985	1,470	1,384	1,849	6,688	7,296
Goonyella	(kt)	1,157	1,639	1,369	2,314	2,639	7,961	7,355
Peak Downs	(kt)	1,238	1,602	1,367	1,723	1,658	6,350	6,055
Saraji	(kt)	913	1,414	1,198	1,240	1,201	5,053	4,734
Daunia	(kt)	560	662	718	547	629	2,556	2,560
Caval Ridge	(kt)	760	994	1,272	775	1,244	4,285	3,458

Total BMA	(kt)	6,394	8,296	7,394	7,983	9,220	32,893	31,458

BHP Mitsui Coal (2)
South Walker Creek	(kt)	1,348	1,400	1,524	1,490	1,615	6,029	5,123
Poitrel	(kt)	752	871	767	906	1,174	3,718	3,189

Total BHP Mitsui Coal	(kt)	2,100	2,271	2,291	2,396	2,789	9,747	8,312

Total Queensland Coal	(kt)	8,494	10,567	9,685	10,379	12,009	42,640	39,770

Sales
Coking coal	(kt)	5,496	7,934	6,341	7,177	8,489	29,941	27,527
Weak coking coal	(kt)	2,502	3,150	2,816	2,598	2,866	11,430	10,721
Thermal coal	(kt)	142	102	173	168	85	528	598

Total	(kt)	8,140	11,186	9,330	9,943	11,440	41,899	38,846

(1) Production figures include some thermal coal. (2) Shown on a 100% basis. BHP interest in saleable production is 80%.

Haju, Indonesia (1)
Production	(kt)	—	—	—	—	—	—	129

Sales - export	(kt)	—	—	—	—	—	—	117

(1) Shown on 100% basis. BHP interest in saleable production is 75%. BHP completed the sale of IndoMet Coal on 14 October 2016.

New Mexico, USA
Production
Navajo Coal (1)	(kt)	—	—	—	—	—	—	451

Total	(kt)	—	—	—	—	—	—	451

Sales thermal coal - local utility		—	—	—	—	—	—	105

(1)   The divestment of Navajo Coal was completed on 29 July 2016, with no further production reported by BHP. Management of Navajo Coal was transferred to Navajo Transitional Energy Company on 31 December 2016.

NSW Energy Coal, Australia
Production	(kt)	5,711	4,235	4,383	3,662	6,261	18,541	18,176

Sales
Export thermal coal	(kt)	4,913	3,622	4,048	3,181	5,795	16,646	16,499
Inland thermal coal	(kt)	327	405	411	400	160	1,376	1,400

Total	(kt)	5,240	4,027	4,459	3,581	5,955	18,022	17,899

Cerrejón, Colombia
Production	(kt)	2,475	2,497	2,914	2,444	2,762	10,617	10,959

Sales thermal coal - export	(kt)	2,803	2,518	2,619	2,480	2,763	10,380	11,043

BHP Operational Review for the year ended 30 June 2018	19

Production and sales report
		Quarter ended					Year to date
		Jun 2017	Sep 2017	Dec 2017	Mar 2018	Jun 2018	Jun 2018	Jun 2017
Other
Nickel production is reported on the basis of saleable product

Nickel West, Australia
Production
Nickel contained in concentrate	(kt)	—	—	—	—	—	—	0.7
Nickel contained in finished matte	(kt)	5.3	6.8	4.6	1.3	6.4	19.1	13.5
Nickel metal	(kt)	19.9	16.0	17.8	19.2	18.5	71.5	70.9

Total nickel production	(kt)	25.2	22.8	22.4	20.5	24.9	90.6	85.1

Sales
Nickel contained in concentrate	(kt)	—	—	—	—	—	—	0.7
Nickel contained in finished matte	(kt)	4.9	4.6	6.4	2.1	5.9	19.0	13.0
Nickel metal	(kt)	18.1	16.6	17.9	19.7	17.8	72.0	69.3

Total nickel sales	(kt)	23.0	21.2	24.3	21.8	23.7	91.0	83.0

BHP Operational Review for the year ended 30 June 2018	20

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: July 18, 2018	By:	/s/ Margaret Taylor
	Name:	Margaret Taylor
	Title:	Group Company Secretary